The Bank of New York Mellon / SBSD

CIK 0001878049

This Form SBSE-A/A filing is being made in order to:

- Update Question 1H – Contact Employee
- Add a Principal (Nehal Udeshi) to Schedule A
- Attach a supplemental employment history for Nehal Udeshi
- Update Schedule B (13A, 13B, 14) to include the description of arrangements that was previously not able to be entered into the system.

NOTE: There are no updates to the Form 7R.

Thank you. Rosemary Francavilla 212-815-4596